Exhibit 5

March 25, 2008

The Board of Directors

c/o Bruce L. Crockett

Non-Executive Chairman of the Board

Captaris, Inc.

10885 NE 4th Street, Suite 400

Bellevue, WA 98004

Dear Members of the Board of Directors:

As Captaris’ (the “Company”) largest shareholder with an ownership stake of 10.2%, Vector Capital (“Vector”) is extremely disappointed that the Company continues to refuse to engage with us in any meaningful discussions about our proposal to purchase Captaris for $4.75 per share, or a 36.1% premium, as outlined in our March 17, 2008 letter to you.  Our offer represents immediate and certain value, does not preclude the continuation of your exploration of other strategic alternatives, and thus would clearly be in the best interests of all Captaris shareholders.  Vector has also received significant feedback from several other large Captaris shareholders who strongly support our proposal.

Given your commitment to conclude the process as “expeditiously as possible,” we were surprised and disappointed by the following:

1)             No one from Captaris or its banking and legal advisors has contacted Vector to ask any questions about our offer;

2)             Captaris has not offered Vector any meetings;

3)             No information has been provided on the sale process or a timeline;

4)             No additional due diligence access has been provided; and

5)             No attempt has been made by Captaris or its advisors to negotiate price, due diligence, length of the go-shop or any of the terms of our proposal.

In addition, your March 21 response letter, attached below, mistakenly asserts that we are seeking to “preempt” your process, and that we are requesting an exclusive negotiation period.  Instead, it is clear from our past communications, and we will reiterate, that our “go-shop” proposal does not preempt your exploration of strategic alternatives.  Instead, it assures your shareholders a price no less than $4.75 per share and gives you the opportunity to concurrently seek a higher offer.

Captaris has stated in the past, without providing any evidence, that it believes our “go-shop” transaction structure will not maximize shareholder value.  We would like to highlight empirical, third-party evidence supporting that an acceptance of our “go-shop” provision will likely maximize shareholder value.

A comprehensive January 2008 analysis by Guhan Subramanian, a Professor at the Harvard Business School and the Harvard Law School entitled Go-Shops vs. No-Shops in Private Equity Deals: Evidence and Implications concluded that, “on average, go-shops yield more aggregate searches, significant post-signing competition, and slightly higher returns to target shareholders than traditional no-shop deals.”  Our proposal is less preclusive than most “go-shop” transactions in only entitling Vector to expense reimbursement in the event of acceptance of a topping bid during the go-shop period.

Vector strongly believes it is imperative to act with urgency to prevent further shareholder loss.  The risk of continuing to execute the unsuccessful Captaris strategy is compounded by the highly uncertain market environment.

Vector reiterates its offer to acquire Captaris for $4.75 per share and, if accepted, will commit to providing a draft of the definitive agreement within 24 hours.  In addition, Vector is willing to minimize its due diligence timeframe to just seven days and only focus on the following areas:

1)             Reviewing a breakdown of the total current cash balance (to ensure that at least 50% of it is available to use immediately without any restrictions) by geography and timeline of repayment of the inter-company loan of EUR31.6 million, per the Company’s 2007 10-K filed March 17, 2008;

2)             Reviewing the methodology used to value the pension fund liabilities of the ODT transaction and confirm that the liabilities do not exceed EUR12.1 million, as reported in the Company’s 2007 10-K, filed March 17, 2008;

3)             Reviewing 2008 year-to-date actual revenue results and 2008 sales pipeline to support management’s revenue guidance of $140 million as provided on the Company’s Q4 2007 earnings call on February 14, 2008;

4)             Confirming the company’s maintenance renewal rates;

5)             Holding meetings with key individuals of senior management.  We require no additional meetings with your CEO or CFO; and

6)             Conducting expedited public technology company legal and accounting due diligence.

Furthermore, assuming a definitive agreement can be signed by April 4, 2008, Vector is willing to extend the go-shop period to 45 days and cap its expense reimbursement at $1 million in the event of acceptance of a higher bid during this period.   This provides Captaris’ Board until May 19, 2008, which we believe is an ample amount of time to run a thorough process and find a higher offer, should one exist.  By pursuing this proposal, the Company can seek to avoid further erosion to shareholder value and damage to Captaris’ future market value and prospects while preserving its ability to run a full process.

If we do not hear favorably from you by 12 p.m. PDT on March 27, 2008, we will assume you have no interest in pursuing our proposal that provides shareholders with a price no less than $4.75 per share.

It is important that the Board of Captaris recognize that our offer will not remain in place beyond March 27.  Following that date, any re-evaluation will be a function of market conditions and the health of Captaris’ business at that time.

We urge the Captaris Board to reconsider and accept our proposal.  We look forward to hearing from you.

This letter is not intended to create or reflect any legally binding obligation by us regarding the proposed transaction and no such obligation shall arise unless and until a mutually acceptable definitive agreement is executed.

Sincerely,

VECTOR CAPITAL CORPORATION

Amish Mehta

Authorized Signatory

Text of Captaris Letter to Vector on March 21, 2008

March 21, 2008

Vector Capital Corporation

456 Montgomery Street, 19th Floor

San Francisco, CA 94104

Attention: Alex Slusky

Dear Alex:

In response to Amish Mehta’s letter and as stated in our press release of March 18, 2008, we are committed to an expeditious process to identify and pursue the strategic alternative that best enhances value for our shareholders.  Your proposal to acquire the outstanding common stock of Captaris will be carefully considered and reviewed together with all other proposals that are developed during our evaluation of strategic alternatives.  In furtherance of that goal, our financial advisors have reached out to you to include you in our process.

The special committee of independent directors of the Board is focused on undertaking a thorough and expeditious process in order to realize full value for all Captaris shareholders.  We firmly believe that the best way to achieve maximum value for Captaris shareholders is through the successful completion of the strategic alternatives process.  For that reason, although we welcome your continued interest in our Company, we do not plan to preempt the process at this time by entering into exclusive negotiations or offering any of the special accommodations requested by you.

Sincerely,

Bruce L. Crockett

Chairman of the Board

cc:                                Peter Malloy, Esq.

                                                Andrew Bor, Esq.